UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(§240.13(e)-100)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 1)

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of the Issuer)

IEH FM HOLDINGS LLC

AMERICAN ENTERTAINMENT PROPERTIES CORP.

ICAHN BUILDING LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Michelle Epstein Taigman Senior Vice President, General Counsel and Secretary Federal-Mogul Holdings Corporation 27300 West 11 Mile Road Southfield, Michigan 48034 (248) 354-7063	Keith Cozza President and Chief Executive Officer Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, New York 10153 (212) 702-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce A. Toth Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601	Jesse Lynn, Esq. General Counsel Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, NY 10153 (212) 702-4300	Julie Allen, Esq. Proskauer Rose LLP 11 Times Square New York, NY 10036 (212) 969-3155

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$281,667,218	$28,363.89

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Federal-Mogul Holdings Corporation (the “Company”) not beneficially owned by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), at a purchase price of $9.25 per Share, net to the seller in cash. According to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 27, 2016, 169,040,651 Shares were outstanding as of July 25, 2016, of which 138,590,141 are held by the Offeror. Accordingly, this calculation assumes the purchase of 30,450,510 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2016 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$28,363.89

Form or Registration No.:	Schedule TO (File No. 005-83475)

Filing Party:	IEH FM Holdings LLC, American Entertainment Properties Corp., Icahn Buildings LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn

Date Filed:	September 26, 2016

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission on September 26, 2016 (together with any amendments and supplements thereto, the “Schedule 13E-3”) by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and an indirect wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), Parent, Icahn Building LLC, a Delaware limited liability company, Icahn Enterprises Holdings L.P., a Delaware limited partnership, Icahn Enterprises G.P. Inc., a Delaware corporation, Beckton Corp., a Delaware corporation, Carl Icahn, an individual, and Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”) and relates to the offer by Offeror to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company that are not already owned by the Offeror at $9.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement by the Offeror and Icahn Enterprises L.P. with the SEC on September 26, 2016 (together with any amendments and supplements thereto, the “Schedule TO”). Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Offer to Purchase.

In response to the Offer, on September 26, 2016, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”).

The information set forth in the Schedule 13E-3 is automatically updated as a result of the Schedule 13E-3’s incorporation by reference of the information set forth in Amendment No. 1, Amendment No. 2 and Amendment No. 3 of each of the Schedule TO and the Schedule 14D-9, filed with the SEC on October 3, 2016, October 6, 2016 and October 12, 2016, respectively.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 12, 2016

FEDERAL-MOGUL HOLDINGS CORPORATION

By:	/s/ Michelle Epstein Taigman
Name:	Michelle Epstein Taigman
Title:	Senior Vice President, General Counsel and Secretary

IEH FM HOLDINGS LLC
By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN BUILDING LLC
By:	Icahn Enterprises Holdings L.P., its sole member
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By:	Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name:	SungHwan Cho
Title:	Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

CARL C. ICAHN

/s/ Carl C. Icahn